FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

6 June 2025

HSBC HOLDINGS PLC
GROUP CHAIR SUCCESSION

HSBC Holdings plc (the 'Company') today provides an update on the HSBC Group Chairman succession process.

Further to the Company's announcement on 1 May 2025, in which it was confirmed that Sir Mark Tucker intended to retire as Group Chairman before the end of 2025, it has now been agreed that Sir Mark will step down as HSBC Group Chairman and as a member of the Board with effect from 30 September 2025.

The Company notes the announcement by AIA Group Limited ('AIA') confirming Sir Mark's appointment as Independent Non-executive Chairman with effect from 1 October 2025.

The process to select the permanent HSBC Group Chair, led by Ann Godbehere, Senior Independent Director, is ongoing. The Company will provide further updates on this succession process in due course.

In the interim, whilst this process continues, Brendan Nelson, independent non-executive Director and Chair of the Group Audit Committee, will assume the role of Interim Group Chair upon Sir Mark's retirement from the Board, subject to regulatory approval.

As previously announced, Sir Mark will remain as a strategic adviser to the Group CEO and the Board whilst the process to identify his permanent successor continues.

Ann Godbehere commented: "On behalf of the Board and the wider HSBC Group, I wish to again reiterate our thanks to Mark for his leadership and stewardship of the Bank over the past eight years. We wish him well in his new role at AIA.

"The Nomination and Corporate Governance Committee continues to make progress on the succession process for the next HSBC Group Chair. Our focus is on securing the best candidate to lead the Board and wider Group over the next phase of our growth and development.

Brendan's extensive experience on UK listed boards, and as Group Audit Chair, makes him ideally placed to assume the role on an interim basis while the process continues."

Brendan Nelson commented: "I am honoured to lead HSBC during this period of transition, whilst the process to identify a permanent successor completes, under Ann's experienced leadership."

The Company will provide confirmation of the fees which will be payable to Brendan Nelson in this interim capacity in advance of the effective date of appointment.

Save as disclosed in this announcement, there is no other information required to be disclosed pursuant to UK Listing Rule 6.4.8 or Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Supplementary Information

For the purposes of section 430(2B) of the Companies Act 2006, Sir Mark Tucker will receive his Group Chairman fee through to his retirement at the end of September 2025. He is not entitled to any payments for loss of office.

Brendan Nelson (age 75) currently serves as chairman of BP Pension Trustees Limited and as a non-executive Director of HSBC UK Bank plc. He currently holds 15,000 HSBC Holdings plc ordinary shares of US$0.50.

Professional qualifications: Institute of Chartered Accountants of Scotland, 1973

Current and past listed company appointments:

-      bp plc - Independent non-executive Director - November 2010 to May 2021

-      NatWest Group plc - Independent non-executive Director - April 2010 to April 2019

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,054bn at 31 March 2025, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley          +44 (0) 7920 254057          heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 June 2025